Exhibit 99.3

CONSENT OF QUALIFIED PERSON

December 19, 2014

To:	British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
The Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers
New Brunswick Securities Commission
Nova Scotia Securities Commission
Prince Edward Island Securities Office
Government of Newfoundland and Labrador
Toronto Stock Exchange
NYSE MKT, LLC
Platinum Group Metals Ltd.

Dear Sirs and Mesdames:

RE:                Platinum Group Metals Ltd. (the “Company”)

1.                                     I, Kenneth Graham Lomberg, consent to the public filing of the technical report titled “Amended and Restated Technical Report for the Update on Exploration Drilling at the Waterberg Joint Venture and Waterberg Extension Projects, South Africa” dated December 16, 2014 (the “Technical Report”).

2.                                     I also consent to the use of extracts from, or a summary of, the Technical Report in the Company’s Final Short Form Prospectus dated December 19, 2014 all supplements thereto and all documents incorporated by reference therein (collectively, the “Prospectus”).

3.                                     I confirm that I have read the Prospectus and that the Prospectus fairly and accurately represents the information in the Technical Report.

/s/ Kenneth Graham Lomberg
Kenneth Graham Lomberg
B.Sc. (Hons) Geology, BCom, M. Eng., Pr.Sci.Nat., FGSSA

Coffey Mining (SA) Pty. Ltd.